UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

	Del Global Technologies Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

245073-10-1
(CUSIP Number)

Schoengold & Sporn, P.C.
19 Fulton Street, Suite 406, New York, NY 10038
	(212) 964-0046
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Registration by Del Global Technologies Corporation of
1,000,000 warrants pursuant to settlement of class action.
	(Date of Event which Requires Filing of this Statement)



CUSIP No.  245073-10-1





1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Schoengold & Sporn, P.C., 13-2932651




2.
Check the Appropriate Box if a Member of a Group (See Instructions)    N/A




3.
SEC Use Only .............................




4.
Source of Funds (See Instructions):     SC




5.
Check if Disclosure of Legal Proceedings
Is Required Pursuant to Items 2(d) or 2(e)
 N/A







6.
Citizenship or Place of Organization:     New York, New York


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
       7.
Sole Voting Power:        833,333 shares.



       8.
Shared Voting Power:               0 shares.



       9.
Sole Dispositive Power: 833,333 shares.



     10.
Shared Dispositive Power:        0 shares.




11.
Aggregate Amount Beneficially Owned by Each Reporting Person:
833,333 shares of common stock
(plus 333,333 warrants to acquire common stock in futuro).




12.
Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions):
N/A




13.
Percent of Class Represented by Amount in Row (11):   8%




14.
Type of Reporting Person (See Instructions):   CO

Item 1.	Security and Issuer

Common stock of Del Global Technologies Corporation,
One Commerce Park, Valhalla, New York 10595.

Item 2.	Identity and Background.

Schoengold & Sporn, P.C., New York, is a professional corporation engaged in the practice of law, located at 19 Fulton Street, Suite 406, New York, New York 10038.

Schoengold & Sporn, P.C. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Samuel P. Sporn, attorney, Schoengold & Sporn, P.C.,
19 Fulton Street, Suite 406, New York, New York 10038.
Mr. Sporn has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Sporn is a citizen of the United States.

Joel P. Laitman, attorney, Schoengold & Sporn, P.C.,
19 Fulton Street, Suite 406, New York, New York 10038.
Mr. Laitman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Laitman is a citizen of the United States.

Christopher Lometti, attorney, Schoengold & Sporn, P.C.,
19 Fulton Street, Suite 406, New York, New York 10038.
Mr. Lometti has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Lometti is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The consideration for the acquisition of the securities of the issuer is the settlement of all claims alleged by the securities class action styled Philip Maley, et al., v. Del Global Technologies
 Corporation, et al., Civil Action No. 00 Civ 8495 (CM)
(the "Securities Class Action").

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the securities of the issuer is to settle all claims alleged by the Securities Class Action.

Item 5.	Interest in Securities of the Issuer.

(a)	833,333 shares, or 8% of the outstanding common
shares as of December 17, 2002 are beneficially owned by Schoenngold & Sporn, P.C. No shares are beneficially owned by Messrs. Sporn, Laitman or Lometti.

(b)	Schoengold & Sporn, P.C. has sole power to vote or
 direct the vote and sole power to dispose or direct the disposition of 833,333 shares; and no shared power to vote or direct the vote or shared power to dispose or to direct the disposition of any shares.

Messrs. Sporn, Laitman and Lometti have no power individually to vote or direct the vote or dispose or direct the disposition of any shares.

(c)	No transactions in the class of securities reported on were
 effected during the past sixty days.

(d)	No other person is known to have the right to receive or
the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
No exhibits are being filed herein.


	Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2003
Date

__________/s/______________________
Signature

Samuel P. Sporn/President
Name/Title